Royal Dutch Shell plc

Carel van Bylandtlaan 30

2596 HR The Hague

The Netherlands

Tel +31 70 377 3120

Email Martin.J.tenBrink@shell.com

Internet http://www.shell.com

Mr. Brad Skinner

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4628

United States of America

FOIA: Rule 83 Confidential Treatment Requested

November 10, 2014

RE:	Royal Dutch Shell plc

Form 20-F for Fiscal Year Ended December 31, 2013

Filed March 13, 2014

File No.1-32575

SEC letter September 9, 2014

Dear Mr. Skinner,

As Controller of Royal Dutch Shell plc (“Royal Dutch Shell”), and on behalf of Royal Dutch Shell and its subsidiaries, I am responding to your letter of October 23, 2014, to Ben van Beurden regarding the Royal Dutch Shell Form 20-F for the Fiscal Year Ended December 31, 2013. Capitalized terms used but not defined herein have the same meaning given to such terms as in the Royal Dutch Shell Form 20-F for the Fiscal Year Ended December 31, 2013, filed March 13, 2014 (Commission File Number 1-32575). Please see below our numbered responses to your comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Upstream, page 23

Proved Undeveloped Reserves, page 25

1.	In part, comment 1 in our September 9, 2014 letter requested that you “ . . . expand this disclosure to identify all items that materially impacted proved undeveloped reserves during the year. For example sources of change, see FASB ASC paragraph 932-235-50-5: See also Item 1203(b) of Regulation S-K.” Your response addressed your intent “In future Form 20-F filings, we will include the amount of proved undeveloped reserves that as a result of project execution moved to proved developed reserves during the year.” Please explain to us all the separate sources of material change to your PUD reserves during 2013 and affirm to us that you will disclose such items for the latest year ended in future filings.

Registered in England and Wales number 4366849

Registered office: Shell Centre London SE1 7NA

Registered with the Dutch Trade Register under number 34179503

Mr. Brad Skinner

Securities and Exchange Commission

Rule 83 Confidential Treatment Requested

November 10, 2014

The most significant changes in our proved undeveloped reserves occurred in Canada with the addition of 435 million boe as a result of improved recovery in our Peace River thermal project; in the United States with the addition of 129 million boe as a result of extension and discoveries; and in Oceania with the addition of 83 million boe associated with positive revisions. In future Form 20-F filings we will disclose all sources of material changes in proved undeveloped reserves, including the amount of proved undeveloped reserves that as a result of project execution moved to proved developed reserves during the year.

2.	Our comment 3 requested that you “For your share of the Kashagan project, please explain to us your proved developed reserves, proved undeveloped reserves, projected production resumption date, sunk capital costs, remaining projected capital costs and fees to be assessed by the host government for project delays.” As it appears your response omitted figures for your share of Kashagan proved undeveloped reserves and fees to be assessed by the Kazakh government, we reissue our prior comment 3.

Rule 83 Confidential Treatment Requested for Bracketed Information

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If you have any questions please contact me at +31 70 377 3120 or Joseph Babits at +1 713 241 3564 (Joseph.Babits@shell.com).

Sincerely,

/s/ Martin J. ten Brink

Martin J. ten Brink

Executive Vice President Controller

Cc:	Mark Wojciechowski

Division of Corporation Finance

Securities and Exchange Commission

Ronald Winfrey

Petroleum Engineer

Securities and Exchange Commission